February 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street

Washington, D.C. 20549-6010

Attn: Mara L. Ransom, Assistant Director

Re:	Kirkland’s, Inc.
Form 10-K for the Year Ended January 29, 2011 Filed April 14, 2011 Definitive Proxy Statement on Schedule 14A Filed April 29, 2011 File No. 000-49885

Dear Ms. Ransom:

We are filing this letter with the Securities and Exchange Commission (the “Commission”) in response to the comments of the staff of the Corporate Finance Division (the “Staff”) of the Commission set forth in its letter dated January 25, 2012, relating to the above referenced filings of Kirkland’s, Inc. (“Kirkland’s” or the “Company”). For your convenience, the Staff’s comments have been restated below in their entirety in bold, with the response to each comment set forth immediately below the comment.

Form 10-K for the Year Ended January 29, 2011

-Item 1A. Risk Factors, page 11

1. Please tell us what consideration, if any, you gave to including a risk factor detailing the challenges that your company and industry face due to increased competition from internet retailers such as Amazon.com, Ebay.com and Overstock.com.

Response: In future filings, the Company will revise as follows the below risk factor to account for the Company’s consideration of challenges the Company and industry face due to increased competition from internet retailers:

We Face an Extremely Competitive Specialty Retail Business Market, and Such Competition Could Result in a Reduction of Our Prices and a Loss of Our Market Share.

U.S. Securities and Exchange Commission

February 7, 2012

The retail market is a highly competitive market. We compete against a diverse group of retailers, including specialty stores, department stores, discount stores, catalog and Internet-based retailers, which sell similar lines of merchandise to those carried by us. Our competitors, many of which are larger and have substantially greater financial and other resources than us, include HomeGoods, Bed, Bath & Beyond, Cost Plus World Market, Hobby Lobby, Pier 1 Imports, Target, Ebay, Amazon.com and Overstock.com. Our “brick-and-mortar” stores and our kirklands.com website also compete with the ever-increasing number of Internet retail websites offering home décor and gift merchandise. The availability of home décor and gift merchandise from various competitors on the Internet could result in increased price competition as our customers are more readily able to comparison shop, which could reduce our sales, prices and margins and adversely affect our results of operations.

Competitors may have greater financial, distribution, logistics, marketing and other resources available to them and may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do. If we are unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on our business, financial condition and results of operations.

Definitive Proxy Statement on Schedule 14A

- Executive Compensation, page 14

- Bonus and Non-Equity Incentive Plan Compensation, page 16

2. We note your disclosure on page 17 regarding your reported earnings of $1.28 per share in fiscal 2010. Please also disclose your EBIT goal and clarify whether this goal is an EBIT per share goal, with a view towards explaining to investors how you determined the amounts of non-equity incentive plan compensation to be awarded to your NEOs. In this regard, we note your disclosure that “[g]iven the level of performance achieved and the heightened internal expectations entering fiscal 2010, these incentive bonuses were measured at 80.72% of the individual’s bonus target.” Please clarify whether the amounts of incentive compensation awarded to your NEOs is based upon any factors other than the achievement level of your EBIT goal. If so, disclose such factors and explain how such factors impacted the amounts paid to your NEOs. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

Our NEOs’ annual incentive payments for fiscal 2010 were based exclusively on the Company’s EBIT performance in that year. The Company’s EBIT target for fiscal 2010 was $52,000,000. The actual EBIT achieved in that year was $41,974,000 (i.e., 80.72% of the target amount) and thus, NEOs received

U.S. Securities and Exchange Commission

February 7, 2012

payments equal to 80.72% of their target annual incentives. As noted on page 17 of the Proxy Statement, while the Company’s Compensation Committee reserved the right to adjust payouts upon the occurrence of extraordinary and non-recurring events or pay additional discretionary amounts based on other special circumstances, it did not do so for fiscal 2010. The reference to “heightened internal expectations entering fiscal 2010” was not intended to suggest that other factors were considered in determining fiscal 2010 annual incentive payments. Rather, the disclosure conveys that the fiscal 2010 target was ambitious and that the achievement of even 80.72% of that target was an impressive accomplishment.

Definitive Proxy Statement on Schedule 14A

- Executive Compensation, page 14

- Equity Based Incentives, page 17

3. We note your disclosure in the first paragraph that “[s]pecial circumstances may dictate an equity award grant on a one-time basis other than in connection with a new hire, but these situations are rare. There were no such special circumstances and related equity grants in fiscal 2010.” However we also note your disclosure in the third paragraph regarding the options and RSUs granted to your NEOs. Please revise your disclosure for consistency and explain the “special circumstances” forming the basis for the equity awards issued to your NEOs in fiscal 2010, including how you determined the number of options and RSUs to award to each of your NEOs. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The first paragraph under the heading “Equity Incentive Awards” on page 17 of the Proxy Statement explains that the Company makes equity awards in three circumstances: regular annual awards, new hire awards and “special circumstance” awards. As reflected in our disclosure, there were no “special circumstance” awards made in fiscal 2010, nor were any awards made in fiscal 2010 to NEOs in connection with new hires. Rather, the equity awards made on June 8, 2010 were regular annual awards made in the ordinary course, consistent with past practice.

The way we determined the number of option and RSUs awarded to each of our NEOs in fiscal 2010 is explained in the last paragraph beginning on page 17 of the Proxy Statement, which states that:

The size of these equity awards was determined by the Committee after a review of fiscal 2010 performance (and, with respect to Mr. Madden and Ms. Graul, after consultation with Mr. Alderson regarding each executive’s performance in fiscal 2010) and taking into consideration the grantees’ other compensation, the value of our shares on the date of grant and the Committee’s subjective judgment regarding the size of award necessary to strongly encourage both the retention of the grantees and their continued efforts on our behalf while managing the dilutive impact of the awards.

U.S. Securities and Exchange Commission

February 7, 2012

In future filings, the disclosure in the first paragraph under the heading “Equity Incentive Awards” will be clarified as follows:

Equity awards are generally made to named executive officers upon hire. Thereafter, awards are generally made annually, in the discretion of the Committee, as part of the Committee’s annual evaluation and compensation process. Equity awards may also be made in special circumstances (for example, to recognize a promotion or achieve a particular retention objective), but these situations are rare.

In addition, in future filings, the Company will more clearly identify its regular annual equity awards.

* * * * *

Additionally, as requested by the Staff, Kirkland’s makes the following representations:

•	Kirkland’s is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kirkland’s may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (615) 872-4995 if you have any questions regarding this letter.

Very Truly Yours,

W. Michael Madden
Senior Vice President and Chief Financial Officer
Kirkland’s, Inc.